QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: February 2, 2004
	By:	/s/ SCOTT EWART Scott Ewart Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream Announces Fourth Quarter(1) 2003
Financial And Operating Results

  •
  Reports Full Year(2) Revenue of $1,301.1 Million and EBITDA(3) of $254.1 Million for the 12 Months Ended December 31, 2003

  •
  Generates $37.1 Million in Free Cash Flow(4) in the Quarter and Ends Year with $345.7 Million in Cash on Hand

  •
  Allstream's 780 Bargaining Unit Employees Ratify New Collective Agreements

  •
  Continues to Enhance Capabilities with Rapid Introduction of Next Gen Services

Allstream will hold a teleconference call at 3:00 p.m. eastern time today to discuss its fourth quarter 2003 results. Those wishing to participate should call 1.416.640.1907 ten minutes prior to the start time. A webcast of the call is also available from the Company's website, www.allstream.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 1.416.640.1917, pass code 21033726#

Toronto, February 3, 2004 — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), a leading communication solutions provider, today reported strong financial and operating results for the fourth quarter 2003.

(Millions)	3 Months Ended Dec-31-03	3 Months Ended Sep-30-03	3 Months Ended Dec-31-02
			(Predecessor)
Revenue	$301.9	$309.3	$359.6
EBITDA(3)	52.5	66.1	80.4
Income From Operations	29.3	39.7	19.5
Capital Expenditures	21.4	22.5	22.4
Free Cash Flow(4)	37.1	48.6	(45.3)

John McLennan, Vice Chairman and Chief Executive Officer, Allstream made the following comments with regard to the Company's performance in 2003.

"I'm proud of what this organization achieved in 2003. During the past year we strengthened our management team and restructured our balance sheet, positioning the Company for long-term growth. We launched more new products than any other year in our history, introducing innovative services that enhance the value we bring to our customers. In addition, we established a new brand in Allstream that embodies our awareness that a successful customer relationship is about understanding their needs and delivering effective solutions to enable them to grow their business. With over $1.3 billion of revenue and $254 million of EBITDA in the year, our financial performance was solid.

Q4 Financial and Operating Results

Total Revenue

(Millions)	Q4-2003	Q3-2003	Q4-2002
Total Revenue	$301.9	$309.3	$359.6	(*)
Variance to Q4-2003	—	$(7.3)	$(57.7)

(*)
Includes $12.6 million from divested subsidiaries Contour and Argos. A chart has been provided at the end of this release that adjusts revenues for this period by product category.

During the fourth quarter the Company continued its efforts to transition its revenue base towards higher margin services, improving gross margin to 45.8% of revenue. Revenues from all Non-Long Distance services including Local, Data, Internet, and IT Services grew to 65% of total revenue in the current quarter versus 64% in the third quarter of 2003 and 62% in the fourth quarter of 2002. Long Distance revenues now represent 35% of total revenue down from 36% and 38% in the previous quarter and the same period last year respectively. In 2004 Allstream will continue this shift towards higher growth, higher profit products and services.

While still impacted by soft enterprise spending in telecommunications, Allstream's revenue is beginning to stabilize supported by revenue from next generation data and managed services that continue to grow at double-digit rates.

Allstream has undertaken a number of initiatives to position itself for a return to sequential quarterly revenue growth in 2004 by doubling its quota carrying sales force, and by expanding distribution channels including targeted sales efforts in the U.S.

In addition, the Company has launched a number of next generation services, with many more to be introduced in the coming months:

  •
  Launched Ethernet Private Line service (1 Gbps) that combines the ease of 'plug and play' Ethernet technology with the quality of service and security of private line

  •
  Enhanced Business IP Service enabling customers to converge diverse applications onto a single IP network using Dynamic Class of Service capabilities to prioritize traffic

  •
  Launched High Availability Internet Access, backed by one of the best service level commitments in the industry — guaranteed 99.995% Internet uptime

  •
  Expanded addressable market for rapidly growing Transparent LAN Ethernet Services from 5% to 54% of Canadian business locations

  •
  Introduced International Data Services with seamless connections to over 50 countries

  •
  Launched Global Internet Access enabling mobile workers to connect to their enterprise network from more than 35,000 wired and nearly 2,000 WiFi access points

  •
  Introduced Managed Intrusion Security service providing a comprehensive managed security service and further enhancing Allstream's world-class security portfolio

John MacDonald, President and Chief Operating Officer Allstream said, "We are already having success in selling the new products we launched into the marketplace in the second half of 2003. In 2004 we will introduce 50% more next generation service offerings than in 2003, to continue to improve the capabilities we can offer to our customers. Also during 2003 we achieved significant improvements in customer satisfaction for the second consecutive year while continuing to grow operational profitability. With this momentum, our focus in 2004 is on growing our sequential quarterly revenue, capturing market share, and becoming even more relevant to our customer base."

EBITDA(3)

(Millions)	Q4-2003	Q3-2003	Q4-2002
EBITDA	$52.5	$66.1	$80.4
Variance to Q4-2003	—	$(13.6)	$(27.9)

The Company exceeded its guidance reporting $254.1 million in EBITDA for full year 2003.

Compared to third quarter 2003

As expected, and as reflected in the updated financial guidance for 2003 included with the Company's third quarter results, EBITDA of $52.5 million in the fourth quarter declined by $13.6 million from the previous quarter. This decline can be attributed to:

  •
  Gross margin decline of $0.9 million — while revenues were lower compared to the previous quarter, the 80 basis point improvement in gross margin as a percent of revenue almost entirely offset the decline. This 80 point improvement was the result of savings from operating efficiencies, partially offset by reduced regulatory savings, as third quarter 2003 included a positive retroactive adjustment of $2.5 million.

  •
  SG&A expense increased by $12.6 million — increased branding costs, employee severance costs and compensation expenses associated with the over-achievement of annually measured customer satisfaction targets.

Compared to fourth quarter 2002

EBITDA declined by $27.9 million from the same quarter last year attributable to:

  •
  Gross margin decline of $18.5 million — while revenues were lower compared to the fourth quarter last year, gross margin as a percent of revenue improved by 220 basis points to 45.8%, the result of savings from operating cost reductions, partially offset by reduced regulatory savings, as fourth quarter 2002 included a positive retroactive adjustment of $6.7 million.

  •
  SG&A expense increased by $9.4 million — increased branding costs of $6.4 million, and higher marketing costs associated with the introduction of multiple new service offerings.

Income From Operations

(Millions)	Q4-2003	Q3-2003	Q4-2002
Income Operations	$29.3	$39.7		$19.5
Variance to Q4-2003	—	$(10.5)	$	+9.8

This is the sixth consecutive quarter that the Company and its predecessor has recorded positive income from operations.

Compared to third quarter 2003

Income from operations of $29.3 million in the fourth quarter represents a decline of $10.5 million from the third quarter that can be attributed to:

  •
  EBITDA decline of $13.6 million

  •
  Lower depreciation and amortization costs of $3.1 million

Compared to fourth quarter 2002

Income from operations improved by $9.8 million from the same quarter last year attributable to:

  •
  Lower depreciation and amortization costs of $21.1 million

  •
  Absence of workforce reduction costs recorded in fourth quarter 2002 of $16.5 million

  •
  EBITDA decline of $27.9 million

Net Income

(Millions)	Q4-2003	Q3-2003	Q4-2002
Net Income	$17.1	$24.1		($63.8)
Variance to Q4-2003	—	($7.0)	+$	80.9

This represents the fourth consecutive quarter that the Company has generated net income.

Compared to third quarter 2003

Net income of $17.1 million in the fourth quarter represents a decline of $7.0 million from the third quarter that can be attributed to:

  •
  Income from operations decline of $10.5 million

  •
  Lower non-cash taxes of $2.8 million — The calculation of Net Income includes a Provision for Income Taxes of $13.8 million for the current quarter. $13.3 million of this amount does not give rise to any cash income tax liability, as the Company is able to utilize its tax loss carry-forwards in offset. The rules under fresh start accounting require that the utilization of tax loss carry-forwards from predecessor companies be recorded as contributed surplus on the balance sheet. If this accounting treatment were not required, net income would have been higher by $13.3 million.

Compared to fourth quarter 2002

Net Income improved by $80.9 million from the same quarter last year attributable to:

  •
  Absence of interest expense and non-cash foreign currency translation gains recorded in the fourth quarter of 2002 of $75.5 million (net)  — which the Company no longer incurs after emerging from restructuring on April 1, 2003 with no long term debt.

  •
  Increase in Income from operations of $9.8 million

  •
  Increase in non-cash taxes of $12.0 million

Free Cash Flow(4) and Cash Position

  •
  At December 31, 2003 Allstream had cash on hand of $345.7 million, an increase of $38.1 million from the previous quarter. This increase in cash is the result of $37.1 million of Free Cash Flow generated in the quarter (as outlined in the attached supplementary financial information schedule), and to working capital and other activities. This represents the third consecutive quarter that the Company has generated positive Free Cash Flow. In the nine months since completing its restructuring Allstream has generated $140.9 million in Free Cash Flow.

  •
  On January 6, 2004 Allstream paid a previously announced special dividend in the amount of $69.4 million. After adjusting the December 31, 2003 cash balance for this payment, cash on hand at the end of the year would have been $276.3 million.

Outlook

Mr. McLennan made the following remarks with respect to the financial outlook for 2004.

"With the revenue generating initiatives we announced in 2003, and those in the pipeline for 2004, we expect to achieve quarterly growth in the second half of the year. From a margin and expense standpoint, while the costs of our successful brand transition are essentially behind us, in 2004 our product development and new service launch costs will increase in support of new revenue generating initiatives. We will also adopt new accounting rules related to expensing the cost of stock options. As a result, EBITDA for 2004 will be relatively stable compared to 2003, and the Company will continue to generate strong free cash flow. In addition we expect capital expenditures will be approximately 10% of revenue in 2004."

Note: Presentation slides that will augment management remarks during the 3:00 p.m. conference call, are available at www.allstream.com/investor/2003.html

Other Developments

Allstream, Inukshuk & NR Communications Launch Broadband Wireless Venture

  •
  On November 19 Allstream, with Inukshuk and NR Communications announced the creation of a new venture to offer broadband wireless access services including high speed Internet (synchronous 6-8 Mbps), Voice over Internet Protocol (VoIP) and local networking services (WiFi). The target market for these services will be Canadian consumers, Small Office Home Office customers and small businesses in outlying and underserved markets. In addition these services will target the teleworking needs of enterprise customers, small branch locations and campus environments. A unique feature of this service technology is its self-installed premises equipment that allows for portability within and between coverage areas. Therefore customers can have access to their services across the entire broadband wireless network, providing a mobility advantage as compared to fixed services. With the first commercial service launches planned for early 2004, broader deployment of the venture's network will be undertaken following an initial phase to validate technological and commercial acceptance. This new venture is indicative of Allstream's strategy to utilize disruptive technologies to serve its customers better and expand its addressable markets.

  •
  Each party to the venture will own one-third of the new company, which will operate as an independent entity. The parties will contribute a combination of cash, assets and services to the venture to a total value of $135 million in two phases. During the first phase Allstream will inject $5 million in cash, NR will contribute $5 million in network equipment, and Inukshuk will contribute the use of 60 MHz of its licensed spectrum. In the second phase planned for mid-2004, Allstream will invest up to $10 million in cash and $30 million in network services; NR $40 million in network equipment; and Inukshuk its spectrum.

Allstream Launches Ethernet Private Line Service

  •
  On January 26 Allstream launched Ethernet Private Line service, offering one Gigabit per second high bandwidth connectivity. This service combines the ease of 'plug and play' Ethernet technology with the quality of service and security of private line. The service is designed to meet the demanding performance needs of applications such as server aggregation, VoIP, data centre connectivity, data warehousing and other high bandwidth applications. Ethernet Private Line service allows applications to scale to full bandwidth without restriction, supports a 99.999 per cent uptime availability option, and provides four levels of network resiliency for survivability.

Allstream Enhances Next Generation Internet Protocol (IP) Network Services

  •
  On November 25 Allstream announced a significant enhancement to its Business IP Service with the addition of Dynamic Class of Service. When launched over three years ago in 2000, Allstream's next generation Business IP network service with Multiprotocol Label Switching (MPLS) was the first IP MPLS enabled service in Canada. This Dynamic Class of Service enhancement enables customers to converge many diverse applications onto a single network by using class of service capabilities to control how the Business IP network prioritizes their traffic. With the ability to consolidate and simplify their infrastructure onto one network for all traffic types, customers can improve the cost effectiveness and efficiency of their network. Customers have the ability to choose among four classes of service depending on the performance characteristics of their application traffic, including: 'Real-Time' — ensured bandwidth for high priority applications; 'Bursty High & Low' — high reliability; and 'Best Effort' — for non-time sensitive applications.

Allstream Launches High Availability Internet Access Service

  •
  On December 3 Allstream launched 'High Availability Internet Access', backed by one of the best service level commitments in the industry — guaranteed 99.995% Internet uptime. Targeted to business customers with mission critical applications, this service provides both a primary and secondary access connection to the Internet. In the event of an interruption to a customer's primary connection, the secondary connection will automatically initiate providing the security of business continuance. When not in use the secondary connection is used for load balancing to maximize bandwidth utilization, and increase traffic efficiencies that contribute to improvement in user productivity. In addition, High Availability customers receive network utilization reports, and access to Allstream's Tier 1 Internet network offering 24/7 network monitoring and capacity management.

Allstream Declared and Paid C$69.4 Million Special Dividend

  •
  On December 9 Allstream announced that its Board of Directors had declared a special dividend of C$70 million or $3.50 per issued and outstanding share. The payable date was January 6, 2004 to holders of record at the close of business on December 19, 2003. Allstream has generated strong cash flow since emerging from its restructuring in April. The Company believes this special dividend was the best way to provide a meaningful cash return to all its shareholders, while at the same time preserving sufficient liquidity to enable the Company to maintain operating flexibility and customer confidence.

Allstream's Bargaining Unit Employees Ratify New Collective Agreements

  •
  On December 19 Allstream announced the ratification of its collective agreements with the Canadian Auto Workers and United Steelworkers. Both agreements are for a term of three years expiring on December 31, 2006. In addition to wage increases the agreements will also improve employee benefits, pension, vacation entitlement and health and safety provisions for Allstream's approximately 780 bargaining unit members. These new agreements provide opportunities for both employees and the Company to grow together and include a variable pay component tied to the accomplishment of corporate objectives. Allstream has always had a strong relationship with the unions representing its employees.

Regulatory

  •
  Allstream continues its pursuit of regulatory change to improve the balance between incumbent providers and competitive entrants. Tariffed access to incumbent next generation access is important in this regard. Last week's interim decision concerning Ethernet access is a step in the right direction in terms of its acknowledgement of the need for incumbents to tariff these services. We are working with the Commission to understand the practical implications of this interim decision and await further decisions related both to Ethernet and DSL access. In addition, Allstream continues to await a final decision in the CDNA proceeding where the CRTC is considering broadened cost based access to incumbent DNA, including the transport element. Allstream remains hopeful the regulator will issue decisions in both of these matters in the near term.

  •
  During the quarter the CRTC expressed its intention that during 2004 it would address the anti-competitive consequences of targeted incumbent pricing behaviour. A decision to limit the ability of the incumbents to engage in this practice would be an important step in leveling the playing field between incumbent and competitive entrants. Enforcement of regulatory safeguards intended to prevent this anti competitive pricing behaviour will be an important theme going forward.

(1)
On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream"). Accordingly the quarter ended December 31 is referenced as the Fourth Quarter of 2003 (calendar), but represents the third reporting quarter of the "New" Company. The quarter ended March 31, 2003 is referenced as the First Quarter of 2003 (calendar), but represents the last quarter of the "Predecessor" Company. The quarter ended June 30, 2003 is referenced as the Second Quarter of 2003 (calendar), although it represents the first quarter of the new company, and the quarter ended September 30, 2003 is referenced as the Third Quarter of 2003 (calendar), although it represents the second quarter of the new Company.

(2)
Reference to the calendar year 2003 period represents the addition of the three months ended March 31, 2003 for the Predecessor Company and the nine months ended December 31, 2003 for the new Company. The reader should note that financial results of operations of the Company compared to, or aggregated with the Predecessor should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing an accurate comparison of financial performance.

(3)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the provision for restructuring as this item is not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

(4)
Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/(loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Note to Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR. The Board of Directors of Allstream reviewed this news release prior to it being issued.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communication solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

For additional information, please contact:

Media:
May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

Allstream Inc. Quarter Ended December 31, 2003 Results

February 3, 2004

Allstream Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(in thousands of dollars, except per share amounts)
(unaudited)

	Three Months Ended December 31 2003	Nine Months Ended December 31 2003	Three Months Ended March 31 2003	Three Months Ended December 31 2002	Twelve Months Ended December 31 2002
			(Predecessor)	(Predecessor)	(Predecessor)
Revenue	$301,943	$947,796	$353,325	$359,597	$1,488,145
Expenses:
Service costs	163,548	529,157	216,061	202,721	931,949
Selling, general and administrative	85,848	230,875	70,970	76,471	333,004
Workforce reduction and provision for restructuring	—	—	(11,822)	16,511	87,069
Write-down of property, plant and equipment and goodwill	—	—	—	—	1,203,196
Depreciation and amortization	23,256	77,493	41,625	44,367	273,142

Income (loss) from operations	29,291	110,271	36,491	19,527	(1,340,215)
Other income (expense):
Interest income	2,400	6,705	29	2,310	9,193
Interest expense	(1,222)	(3,656)	(104,566)	(109,998)	(431,625)
Foreign exchange gain on long-term debt	—	—	324,076	33,429	(41,126)
Write-down of long-term investments and other assets	—	—	—	—	(11,855)
Reorganization expenses	—	—	(26,250)	(7,065)	(7,065)
Other income (expense)	430	430	24	(180)	(2,225)

Income (loss) before provision for income taxes	30,899	113,750	229,804	(61,977)	(1,824,918)
Provision for income taxes	(13,806)	(48,188)	—	(1,792)	(6,741)

Net income (loss) for the period	17,093	65,562	229,804	(63,769)	(1,831,659)
Retained earnings (Deficit), beginning of period	48,469	—	(4,888,505)	(4,824,736)	(3,056,846)
Dividend declared	(69,385)	(69,385)	—	—	—
Retained earnings (Deficit), end of period	$(3,823)	$(3,823)	$(4,658,701)	$(4,888,505)	$(4,888,505)

Net income (loss) per Share
Basic	$0.86	$3.30	$2.14	$(0.60)	$(17.95)
Diluted	$0.85	$3.27	$2.14	$(0.60)	$(17.95)
Weighted average number of Shares outstanding (in thousands)
Basic	19,824	19,884	107,216	106,697	102,047
Diluted	20,066	20,053	107,216	106,697	102,047

- MORE -

Allstream Inc. Quarter Ended December 31, 2003 Results

February 3, 2004

Allstream Inc.
Supplementary Financial Information
(in thousands of dollars, except per share amounts)
(unaudited)

	Three months ended December 31, 2003	Nine months ended December 31, 2003	Three months ended March 31, 2003	Three months ended December 31, 2002	Twelve months ended December 31, 2002
			(Predecessor)	(Predecessor)	(Predecessor)
Income (loss) from operations	$29,291	$110,271	$36,491	$19,527	$(1,340,215)
Add:
Depreciation and amortization	23,256	77,493	41,625	44,367	273,142
Workforce reduction costs and provision for restructuring	—	—	(11,822)	16,511	87,069
Write-down of long-lived assets	—	—	—	—	1,203,196

EBITDA (*)	$52,547	$187,764	$66,294	$80,405	$223,192

Net Cash generated by (used in) operating activities	$57,845	$224,941	$21,659	$19,676	$(147,759)
Add/(Subtract):
Changes in non-cash working capital	661	(23,131)	(32,452)	(42,509)	24,308
Addition to property, plant and equipment	(21,384)	(60,911)	(33,227)	(22,422)	(143,865)

Free cash flow (**)	$37,122	$140,899	$(44,020)	$(45,255)	$(267,316)

(*)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the provision for restructuring as this item is not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

(**)
Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/(loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Allstream Inc. Quarter Ended December 31, 2003 Results

February 3, 2004

Allstream Inc.
Consolidated Balance Sheets
(in thousands of dollars)
(unaudited)

	December 31 2003	April 1 2003
Assets
Current assets:
Cash and cash equivalents	$345,734	$176,582
Accounts receivable	120,598	150,823
Other current assets	28,401	28,773

	494,733	356,178
Property, plant and equipment	543,354	543,223
Intangible assets	—	5,540
Long-term investment	5,709	709
Other assets	20,546	13,693

	$1,064,342	$919,343

Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
Accounts payable	$39,519	$29,315
Accrued liabilities	163,845	118,970
Dividends payable	69,385	—
Income taxes payable	104	472
Current portion of capital lease obligations	5,222	4,255

	278,075	153,012
Long-term portion of capital lease obligations	15,618	16,602
Other long-term liabilities	50,991	48,553
Deferred pension liability	95,766	120,176
Shareholders' equity (deficit)
Class A Voting and Class B Limited Voting Shares	581,000	581,000
Contributed surplus	46,715	—
Retained earnings (Deficit)	(3,823)	—

	623,892	581,000

	$1,064,342	$919,343

- MORE -

Allstream Inc. Quarter Ended December 31, 2003 Results

February 3, 2004

Allstream Inc.
Consolidated Statement of Cash Flows
(in thousands of dollars)
(unaudited)

	Three Months Ended December 31 2003	Nine Months Ended December 31 2003	Three Months Ended March 31 2003	Three Months Ended December 31 2002	Twelve Months Ended December 31 2002
			(Predecessor)	(Predecessor)	(Predecessor)
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$17,093	$65,562	$229,804	$(63,769)	$(1,831,659)
Adjustments required to reconcile income (loss) to cash flows from operating activities:
Depreciation and amortization	23,256	77,493	41,625	44,367	273,142
Write-down of long-lived assets	—	—	—	—	1,203,196
Write-down of long-term investments	—	—	—	—	11,855
Accretion of interest	88	369	34,220	36,667	156,855
Amortization of debt issuance costs	—	—	1,893	2,789	10,807
Amortization of deferred gain on termination of cross-currency swaps and forward contracts	—	—	(7,459)	(7,458)	(16,232)
Stock-based compensation expense	2,413	4,282	—	—	—
Benefit of tax loss carryforwards	13,301	46,715	—	—	—
Loss (gain) on sale of investments	(430)	(430)	—	—	1,502
Unrealized foreign exchange gain	—	—	(318,530)	(26,961)	59,844
Deferred pension charges	2,785	8,152	7,752	—	8,661
Other	—	(333)	(98)	(8,468)	(1,422)

	58,506	201,810	(10,793)	(22,833)	(123,451)
Changes in non-cash working capital	(661)	23,131	32,452	42,509	(24,308)

Net cash generated by (used in) operating activities	57,845	224,941	21,659	19,676	(147,759)
Investing activities:
Disposition of investments, net of disposition costs	683	8,037	—	—	2,200
Additions to property, plant and equipment	(21,384)	(60,911)	(33,227)	(22,422)	(143,865)
Proceeds from sale of assets	1,300	2,550
Long-term investment	(100)	(100)
(Additions) Dispositions to other assets	199	(4,525)	(16)	1,149	1,355

Net cash generated by (used in) investing activities	(19,302)	(54,949)	(33,243)	(21,273)	(140,310)
Financing activities:
Issue of share capital, net of issuance costs	—	—	—	225,377	259,022
Share repurchase cost	—	—	(150)	—	—
Termination of cross-currency swaps and forward contracts	—	—	—	—	85,504
Draw from (repayment of) credit facility	—	—	—	(200,000)	(170,000)
Debt issue and credit facility costs	—	—	—	(9)	(1,304)
Repayment of capital leases	(573)	(1,150)	(313)	—	(279)
Increase (Decrease) in other long term liabilities	—	(55)	—	(2,649)	(1,694)

Net cash generated by (used in) financing activities	(573)	(1,205)	(463)	22,719	171,249
Effect of exchange rate changes on cash	101	365	(243)	(159)	68

Increase (decrease) in cash and cash equivalents	38,071	169,152	(12,290)	20,963	(116,752)
Cash and cash equivalents, beginning of period	307,663	176,582	420,542	399,579	537,294

Cash and cash equivalents, end of period	$345,734	$345,734	$408,252	$420,542	$420,542

Supplemental Information:
Income taxes paid	$555	$4,249	$750	$1,967	$9,258
Interest paid	$1,143	$3,960	$—	$—	$157,931
Pension plan contributions paid	$10,271	$21,593	$20,721	$—	$—
Extinguishment of bonds on termination of swaps	$—	$—	$—	$84,866	$84,866

Allstream Inc. Quarter Ended December 31, 2003 Results

February 3, 2004

Allstream Inc.
Quarterly Revenues and Selected Operational Data

Revenue (in thousands)	As Reported December 31 2003	As Reported September 30 2003	As Reported December 31 2002	Excluding Contour/Argos December 31 2002
			(Predecessor)	(Predecessor)
Data	$100,600	$101,318	$112,706	$109,085
Internet & IT Services	41,823	42,477	48,901	48,901
Local	52,249	53,181	57,477	55,071
Other	2,526	2,388	5,250	2,858

	$197,198	$199,364	$224,334	$215,914
Long Distance	104,745	109,907	135,263	131,118

Total	$301,943	$309,271	$359,597	$347,032
Capital Expenditures	$21,384	$22,482	$22,422	$22,422
Access lines in service	486,192	492,363	537,940	522,314
Full-time employees	3,621	3,718	4,039	3,935
Long distance minutes of use (Qtr)	1,770,550	1,885,652	2,052,276	2,018,490

QuickLinks

SIGNATURES
Allstream Announces Fourth Quarter(1) 2003 Financial And Operating Results
Allstream Inc. Consolidated Statements of Operations and Retained Earnings (Deficit) (in thousands of dollars, except per share amounts) (unaudited)
Allstream Inc. Supplementary Financial Information (in thousands of dollars, except per share amounts) (unaudited)
Allstream Inc. Consolidated Balance Sheets (in thousands of dollars) (unaudited)
Allstream Inc. Consolidated Statement of Cash Flows (in thousands of dollars) (unaudited)
Allstream Inc. Quarterly Revenues and Selected Operational Data